APPENDIX E

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006, INCLUDING THE AUDITORS’ REPORT THEREON.

AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Enterra Energy Corp., as administrator of Enterra Energy Trust

On March 31, 2008, we reported on the consolidated balance sheets of Enterra Energy Trust (the “Trust”) as at December 31, 2007 and 2006 and the consolidated statements of loss and comprehensive loss, deficit and cash flow for the years then ended, which are included in the annual report on Form 40-F.  In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Differences between Canadian and United States Generally Accepted Accounting Principles" included in the Form 40-F. This supplemental note is the responsibility of the Trust's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Signed “KPMG LLP”

Chartered Accountants

Calgary, Canada

March 31, 2008

Differences between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of Enterra Energy Trust (“Enterra”) have been prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP.  Differences in accounting principles as they pertain to the consolidated financial statements are immaterial except as described below.

The application of U.S. GAAP would have the following effect on net income (loss) as reported for the year ended December 31, 2007 and 2006:

	2007	2006
Net loss under Canadian GAAP	$ (142,036)	$ (64,239)
Adjustments for U.S. GAAP
Depletion expense (a)	59,731	(357,312)
Related income taxes	(17,917)	135,822
Gain on financial instruments (b)	-	1,289
Related income taxes	-	(441)
Reverse unit based compensation expense under Canadian GAAP (f)	4,128	3,229
Unit-based compensation recovery (expense) under U.S. GAAP (f)	1,230	(935)
Non-controlling interest (e)	-	(36)
Interest accretion on convertible debentures under Canadian GAAP (h)	491	35
Gain on warrants (c)	-	1,215
Foreign exchange (g)	2,078	848
Adjustment to goodwill impairment due to EIC-151 (e)	26,631	-
Net loss under U.S. GAAP before cumulative effect of change in accounting policy under SFAS 123R	(65,664)	(280,525)
Cumulative effect of change in accounting policy under SFAS 123R (f)	-	177
Net loss under U.S. GAAP	$ (65,664)	$ (280,348)

Other comprehensive loss:
Cumulative translation adjustment (g)	(23,558)	(1,082)
Other comprehensive loss under U.S. GAAP	$ (89,222)	$ (281,430)

Net loss under U.S. GAAP	$ (65,664)	$ (280,348)
Deficit, beginning of year, under U.S. GAAP	(352,054)	(422,991)
Distributions declared (Canadian and U.S. GAAP)	(31,576)	(90,698)
Temporary equity adjustment (d)	423,366	441,983
Deficit, end of year, under U.S. GAAP	$ (25,928)	$ (352,054)

Weighted average units for U.S. GAAP (000’s)
Basic and diluted	59,767	44,846

Net loss per unit under U.S. GAAP before cumulative effect of change in accounting policy under SFAS 123R:
Basic and diluted	$ (1.10)	$ (6.26)

Net loss per unit under U.S. GAAP
Basic and diluted	$ (1.10)	$ (6.25)

The application of U.S. GAAP would have the following effect on the consolidated balance sheets as reported at December 31, 2007 and 2006:

	2007		2006
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets:
Current assets (b)	$ 36,822	$ 36,822	$ 55,166	$ 56,609
Property, plant and equipment (a)	556,778	241,665	659,268	241,188
Goodwill (e)	-	-	76,256	49,832
Long-term receivables	4,003	4,003	-	-
Deferred finance charges	-	-	4,676	1,195
Future income tax (a)(b)	-	99,369	-	116,852
	$ 597,603	$ 381,859	$ 795,366	$ 465,676

Liabilities:
Current liabilities (f)	$ 214,191	$ 214,528	$ 243,849	$ 245,416
Convertible debentures (h)	111,692	115,145	78,974	76,787
Asset retirement obligations	29,939	29,939	28,447	28,447
Future income tax (a)(b)	22,597	-	40,340	-
	378,419	359,612	391,610	350,650

Non-controlling interest (e)	-	-	1,732	-
Mezzanine equity (d)	-	70,651	-	465,998

Unitholder's Equity
Unitholders’ capital (d)(e)	667,690	-	635,134	-
Equity component of convertible debentures (h)	3,977	-	1,327	-
Warrants (c)	1,215	-	1,215	-
Contributed surplus (f)	4,660	-	3,195	-
Accumulated other comprehensive (loss) income (g)	(44,978)	(22,476)	1,930	1,082
Deficit (d)	(413,380)	(25,928)	(240,777)	(352,054)
	219,184	(48,404)	402,024	(350,972)
	$ 597,603	$ 381,859	$ 795,366	$ 465,676

(a)  Property, plant and equipment

Under Canadian GAAP, the impairment test limits the capitalized costs of oil and natural gas assets to the discounted estimated future net revenue from proved and probable oil and natural gas reserves using forecast prices plus the costs of unproved properties less impairment.  The discount rate used is a risk free interest rate.

Under U.S. GAAP, the full cost method of accounting for oil and natural gas activities requires Enterra to perform an impairment test using after-tax future net revenue from proved oil and natural gas reserves, discounted at 10% plus the cost of unproved properties less impairment.  The prices and costs used in the U.S. GAAP ceiling test are those in effect at the consolidated balance sheet date.  Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion will differ.

There were ceiling test impairments recognized under U.S. GAAP at December 31, 2007, 2006, 2005, 2004 and 2001.  At December 31, 2007, under the U.S. GAAP ceiling test, Enterra recognized an additional write-down of $1.0 million ($0.7 million after tax) in its Canadian cost center.  No ceiling test impairment was recorded at December 31, 2007 in the U.S. cost center.  At December 31, 2006, Enterra recognized an additional ceiling test write-down under U.S. GAAP of $76.9 million ($53.8 million after tax) in its Canadian cost center and $292.0 million ($175.2 million after tax) in its U.S. cost center.  Prior to 2006, Enterra had recognized additional ceiling test write-downs under U.S. GAAP of $72.8 million ($46.3 million after tax) in its Canadian cost center and $3.0 million ($2.0 million after tax) in its U.S. cost center.

Under Canadian GAAP, pursuant to EIC-151, property, plant and equipment increased as a result of the conversion of one class of exchangeable shares into trust units.  Under U.S. GAAP, all classes of exchangeable shares are classified as mezzanine equity, valued at their redemption value.  Conversion of exchangeable shares does not result in an increase in property, plant and equipment.  This GAAP difference in the valuation of property, plant and equipment results in an increase in depletion expense during the periods presented for Canadian GAAP as compared with U.S. GAAP.

These differences in the carrying value of property, plant and equipment results in depletion expense being different under U.S. GAAP as compared with Canadian GAAP.  For the years ended December 31, 2007 and 2006, depletion expense under U.S. GAAP was lower by $60.7 million ($42.5 million net of tax) and $12.6 million ($8.3 million net of tax), respectively.

(b)  Financial instruments and marketing contracts

Prior to January 1, 2007, under Canadian GAAP, Enterra’s physical delivery contracts were not considered financial instruments and were not measured at fair value on the consolidated balance sheet.  For U.S. GAAP, Enterra did not formally document and designate these outstanding contracts as physical sales contracts, therefore the contracts were revalued each year end to estimated fair value (marked-to-market).  At December 31, 2006, Enterra had physical delivery contracts in place valued at $1.4 million which increased earnings under U.S. GAAP by $1.4 million ($1.0 million after tax).

(c)  Warrants

Enterra accounts for purchase warrants as equity under Canadian GAAP.  Under U.S. GAAP the share purchase warrants are accounted for as liabilities with changes in fair value recorded in the statement of operations.  As at December 31, 2007 and December 31, 2006, the estimated fair value of the warrants were $nil.

(d)  Unitholder's mezzanine equity

Under Canadian GAAP, the trust units are considered to be permanent equity and are classified as unitholders' capital.  A U.S. GAAP difference exists due to the redemption feature attached to each trust unit.  Trust units are redeemable at the option of the holder based on the lesser of 90% of the average market trading price of the trust units for the ten trading days after the date of redemption or the closing market price of the trust units on the date of redemption.   Trust units can be redeemed to a cash limit of $100,000 per year or a greater limit at the discretion of Enterra.  Redemptions in excess of the cash limit shall be satisfied first by the issuance of notes by a subsidiary of Enterra and second by issuance of promissory notes by Enterra.

The redemption feature causes the trust units to be classified as mezzanine equity under U.S. GAAP.    Mezzanine equity is valued at an amount equal to the redemption value of the trust units at the balance sheet date.  Included in the redemption value of the trust units is the redemption value of the exchangeable shares as if all exchangeable shares had previously been converted into trust units.   Any increase or decrease in the redemption value during a period is charged to the deficit.

As at December 31, 2007, unitholders’ capital was reduced by $667.7 million and non-controlling interest was reduced by $nil (December 31, 2006 - $ 635.1 million and $1.7 million, respectively) and the redemption value of the trust units and exchangeable units of $70.7 million (December 31, 2006 - $466.0 million) was recorded as mezzanine equity.  The change in the redemption value of the trust units and exchangeable units is recorded as a reduction or increase to the deficit.  For the year ended December 31, 2007, the deficit was reduced by $423.4 million (December 31, 2006 – $442.0 million).

(e)  Exchangeable securities issued by subsidiaries of income trusts pursuant to EIC-151

On January 19, 2005, the CICA issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts” which states that equity interests held by third parties in subsidiaries of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. EIC-151 requires that non-transferable shares be classified as equity.  Enterra's exchangeable shares are transferable and, in accordance with EIC-151, have been classified as non-controlling interest on the Canadian GAAP consolidated balance sheets.

Since a portion of Enterra's exchangeable shares were not initially recorded at fair value, subsequent exchanges for trust units are measured at the fair value of the trust units issued.  The excess of fair values over book values on the exchange are recorded as additions to property, plant and equipment and goodwill.  In addition, non-controlling interest is reflected as a reduction of such earnings in the Enterra’s consolidated statements of loss and comprehensive loss.

As a result of EIC 151, property, plant and equipment increased by $1.8 million (December 31, 2006 - $1.8 million), goodwill has been increased by $26.6 (December 31, 2006 - $26.4 million), future income tax liability has been increased by $0.7 million (December 31, 2006 - $0.7 million), unitholder’s capital has been increased by $28.3 million (December 31, 2006 - $27.9 million), and the deficit has been increased by $0.4 million (December 31, 2006 - $0.4 million).  Under U.S. GAAP, these adjustments are reversed as the exchangeable shares are included in temporary equity.

(f)  Unit-based compensation

Effective January 1, 2006, Enterra adopted SFAS No. 123 (revised 2004), “Share-Based Payment”, (“SFAS 123R”) which is a revision of SFAS No. 123, “Accounting for Stock-based Compensation”.  SFAS 123R requires all unit-based payments to employees, including grants of employee unit options, be recognized in the financial statements based on their fair values.  Liability classified awards, such as Enterra’s restricted units, performance units and unit options are remeasured to fair value at each consolidated balance sheet date until the award is settled rather than being treated as an equity classified award on the grant date as required under Canadian GAAP.  Enterra has adopted this standard by applying the modified prospective method.  As a result of the adoption of SFAS 123R, in the year ended December 31, 2006, Enterra has increased current liabilities by $0.6 million, which represented the fair value of all outstanding unit options at January 1, 2006, in proportion to the requisite service period rendered to that date.  In addition, contributed surplus was reduced by $0.5 million and net earnings have been increased by $0.2 million representing previously recognized compensation cost for all outstanding unit options and a credit to record the cumulative effect of a change in accounting principle. Changes in fair value between periods are charged or credited to earnings with a corresponding change in current liabilities.  As at December 31, 2007, the fair value decrease recognized within current liabilities was $1.2 million (December 31, 2006 – increase of $0.9 million).

Enterra issues units out of treasury upon the exercise of all unit options, restricted units and performance units.

For the years ended December 31, 2007 and 2006, Enterra recorded the following unit-based compensation (000s):

	Restricted and performance units		Unit options		Total
	2007	2006	2007	2006	2007	2006
General and administrative (recovery) expense	$ (1,012)	$1,280	$ (218)	$ (345)	$ (1,230)	$ 935

A summary of the status of the unvested options, restricted units and performance units as of December 31, 2006 and 2007, and changes during the years then ended, is presented below:

	Number of unvested options	Weighted average grant date fair value	Number of unvested restricted units	Weighted average grant date fair value	Number of unvested performance units	Weighted average grant date fair value
Unvested, January 1, 2006	1,361,500	$ 2.35	-	$ -	-	$ -
Granted	752,000	1.07	479,466	14.90	215,119	15.06
Vested	(384,669)	2.12	(44,375)	15.08	-	-
Forfeited	(502,497)	2.27	(11,236)	15.66	(2,171)	15.66
Unvested, December 31, 2006	1,226,334	$ 1.62	423,855	$ 14.91	212,948	$ 15.41

Granted	485,000	0.59	1,045,507	3.53	363,940	3.20
Vested	(678,666)	1.42	(215,383)	12.76	-	-
Forfeited	(268,667)	1.88	(196,496)	11.22	(122,717)	13.46
Unvested, December 31, 2007	764,001	$ 1.04	1,057,483	$ 4.77	454,171	$ 6.29

The following tables provide information related to option, restricted unit and performance unitactivity during the years ended December 31, 2006 and 2007:

	Number of unit options	Weighted average exercise price	Weighted average contract life	Aggregate intrinsic value (000’s)
Options outstanding, January 1, 2007	1,481,000	$ 20.28		$ -
Options granted	485,000	2.64		-
Options forfeited	(491,666)	20.08		-
Options outstanding, December 31, 2007	1,474,334	$ 14.51	3.54	$ -
Options expected to vest, December 31, 2007	1,326,900	$ 14.51	2.61	$ -
Options exercisable, December 31, 2007	710,333	$ 17.14	2.79	$ -

	Number of unit options	Weighted average exercise price	Weighted average contract life	Aggregate intrinsic value (000’s)
Options outstanding, January 1, 2006	1,431,405	$ 22.31		$ -
Options granted	752,000	15.70		-
Options exercised	(99,905)	14.00		50
Options forfeited	(602,500)	23.62		-
Options outstanding, December 31, 2006	1,481,000	$ 20.28	3.89	$ -
Options expected to vest, December 31, 2006	1,332,900	$ 20.28	3.89	$ -
Options exercisable, December 31, 2006	254,666	$ 23.85	3.47	$ -

	Number of units	Weighted average contract life	Aggregate intrinsic value (000’s)
Restricted units outstanding, January 1, 2007	423,855		$ -
Restricted units granted	1,045,507		-
Restricted units exercised	(215,383)		1,229
Restricted units forfeited	(196,496)		-
Restricted units outstanding, December 31, 2007	1,057,483	2.58	$ 1,216
Restricted units expected to vest, December 31, 2007	951,734	2.58	$ 1,094
Restricted units exercisable, December 31, 2007	-	-	$ -

	Number of units	Weighted average contract life	Aggregate intrinsic value (000’s)
Restricted units outstanding, January 1, 2006	-		$ -
Restricted units granted	479,466		-
Restricted units exercised	(44,375)		400
Restricted units forfeited	(11,236)		-
Restricted units outstanding, December 31, 2006	423,855	2.03	$ 4,435
Restricted units expected to vest, December 31, 2006	381,470	2.03	$ 3,992
Restricted units exercisable, December 31, 2006	-	-	$ -

	Number of units	Weighted average contract life	Aggregate intrinsic value (000’s)
Performance units outstanding, January 1, 2007	212,948		$ -
Performance units granted	363,940		-
Performance units exercised	-		-
Performance units forfeited	(122,717)		-
Performance units outstanding, December 31, 2007	454,171	1.43	$ -
Performance units expected to vest, December 31, 2007	408,754	1.43	$ -
Performance units exercisable, December 31, 2007	-	-	$ -

	Number of units	Weighted average contract life	Aggregate intrinsic value (000’s)
Performance units outstanding, January 1, 2006	-		$ -
Performance units granted	215,119		-
Performance units exercised	-		-
Performance units forfeited	(2,171)		-
Performance units outstanding, December 31, 2006	212,948	1.38	$ -
Performance units expected to vest, December 31, 2006	191,653	1.38	$ -
Performance units exercisable, December 31, 2006	-	-	$ -

The intrinsic value of a unit option is the amount by which the current market value of the underlying unit exceeds the exercise price of the option.  The intrinsic value of a restricted unit is the current market value of the underlying unit.  The intrinsic value of a performance unit is the market value of the underlying unit multiplied by the performance factor at year end which was estimated to be $nil in 2007 and 2006.

As of December 31, 2007, there was $0.1 million (2006 - $0.5 million) of total unrecognized compensation cost related to unvested unit options.  The cost is expected to be recognized over a weighted average period of 1.2 years (2006 – 1.9 years).

As of December 31, 2007, there was $0.9 million (2006 - $2.7 million) of unrecognized compensation cost related to unvested restricted units.  The cost is expected to be recognized over a weighted average period of 1.2 years (2006 – 2.0 years).

As of December 31, 2007 and 2006, there was no amount of unrecognized compensation cost related to unvested performance units.

(g) Cumulative translation adjustment and other comprehensive income

Enterra’s U.S. oil and natural gas properties are considered to be self sustaining.  Under Canadian GAAP, a portion of the cumulative translation adjustment is recognized in income as the investment in the foreign operations is reduced.  Under U.S. GAAP, the cumulative translation adjustment is only recognized in income upon disposition of the segment.  For the year ended December 31, 2007, $2.1 million (2006 - $0.8 million) of the cumulative translation adjustment was recognized as a foreign exchange loss under Canadian GAAP.  In addition, the cumulative translation adjustment under U.S. GAAP differs due to the changes in the carrying values of the U.S. division’s assets and liabilities as a result of additional ceiling test impairments under U.S. GAAP.  The cumulative translation adjustment was reduced by $25.4 million with a corresponding increase to property, plant and equipment of $43.2   million and a $17.8 million decrease to the future income tax asset.

(h) Convertible debentures

In November 2006 and April 2007, Enterra issued convertible debentures.  Under Canadian GAAP, Enterra’s convertible debentures are classified as debt with a portion representing the value associated with the conversion feature being allocated to equity.  Under U.S. GAAP, the convertible debentures in their entirety are classified as debt.  The non-cash interest expense recorded under Canadian GAAP related to the accretion of the portion of the convertible debentures included in equity is not recorded under U.S. GAAP.

(i) Additional disclosure under U.S. GAAP

	2007	2006
Components of accounts receivable:
Trade	$ 11,497	$ 17,301
Accruals	19,983	22,736
Allowance for doubtful accounts	(1,089)	(1,057)
	$ 30,391	$ 38,980

Components of prepaid expenses:
Prepaid expenses	$ 1,290	$ 1,772
Funds on deposit	980	1,477
	$ 2,270	$ 3,249

Components of accounts payable:
Accounts payable	$ 22,316	$ 17,402
Accrued liabilities	13,447	28,681
	$ 35,763	$ 46,083

(j) Select pro forma financial information for the acquisition of Trigger Resources (unaudited)

On April 30, 2007, Enterra acquired Trigger Resources Ltd.  Under U.S. GAAP, select pro forma financial information is disclosed as if the acquisition had occurred on January 1 instead of the actual closing of April 30, 2007.  The following table shows select pro forma financial information:

	2007 (unaudited)	2006 (unaudited)
Oil and natural gas revenue	$ 217,994	$ 272,239
Net loss	(67,681)	(288,116)
Per unit – basic and diluted	$ (1.10)	$ (5.87)

(k) Uncertainty in tax positions

On January 1, 2007, Enterra adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes.”  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation requires that Enterra recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the and technical merits of the position.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, and accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening deficit balance.

As at December 31, 2007 and 2006, Enterra did not have any amounts recorded pertaining to uncertain tax positions.  The adoption of FIN 48 did not impact Enterra’s tax provision.

Enterra files federal and provincial income tax returns in Canada and federal, state and local income tax returns in the U.S., as applicable.  Enterra may be subject to a reassessment of federal and provincial income taxes by Canadian tax authorities for a period of four years from the date of mailing of the original notice of assessment in respect of any particular taxation year.  For Canadian tax returns, the open taxation years range from 2003 to 2007.  The U.S. federal statute of limitations for assessment of income tax is generally closed for the tax years ending on or prior to 2002.  In certain circumstances, the U.S. federal statute of limitations can reach beyond the standard three year period. U.S. state statutes of limitations for income tax assessment vary from state to state.  Tax authorities of Canada and U.S. have not audited any of Enterra’s, or its subsidiaries’, income tax returns for the open taxation years noted above.

Enterra recognizes interest and penalties related to uncertain tax positions in tax expense.  During the years ended December 31, 2007 and 2006, there were no charges for interest or penalties.

(l) New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, ‘Fair Value Measurements’ (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value under U.S. GAAP and to expand disclosures about fair value measurements.  The statement is effective for fair value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  The effective date for SFAS 157 as it relates to fair value measurement requirements for financial assets and liabilities that are not remeasured at fair value on a recurring basis has been deferred to fiscal years beginning on or after December 31, 2008.  Enterra has not yet determined the impact of the financial position, results of operations or cash flows from SFAS 157.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115” (“SFAS 159”).  This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates.  After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred.  SFAS 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted.  However, entities may not retroactively apply the provisions of SFAS 159 to fiscal years preceding the date of adoption.  Enterra is currently reviewing the impact SFAS 159 may have on the financial position, results of operations or cash flows.

In December 2007, FASB issued SFAS No. 141 (revised 2007) “Business Combinations” which replaces SFAS No. 141 “Business Combinations”. The new standard requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; and recognize and measure the goodwill acquired in the business combinations for which the acquisition date is on or after January 1, 2009. The adoption of this accounting standard will impact business combinations, if any, after the adoption date.

In December 2007, FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”) which requires Enterra to report non-controlling interests in subsidiaries as equity in the consolidated financial statements; and all transactions between an entity and non controlling interests as equity transactions.  SFAS 160 is effective for Enterra commencing on January 1, 2009 and it will not impact the current consolidated financial statements of Enterra.